EXHIBIT 99.1

POET Technologies Announces 800G & 1.6T Optical Engines for Hyperscale Data Center Market

POET Technologies brings Optical Engines with high-speed DMLs and photodiodes, integrated drivers and transimpedance amplifiers for 400G/800G/1.6T data center market with its wafer-level chip-scale packaging technology

TORONTO, Oct. 27, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced that it will use Directly Modulated Lasers (DMLs) with integrated drivers in POET’s transmit optical engines and high-speed photodiodes and integrated Transimpedance Amplifiers (TIAs) in receive optical engines, to enable low power, cost-efficient and highly scalable 800G and 1.6T pluggable transceivers for hyperscale data centers.

Working with a market-leading designer and manufacturer of lasers, POET’s optical engines will be the industry’s first implementation of DMLs at these data rates.  POET will use the breakthrough DMLs for its modulator-free design of the POET 400G transmit engine.  Its small size and chip-on-board design will allow 800G and 1.6T designs to easily fit in an industry-standard 1.6T OSFP-XD form factor.  DML technology has a proven track record of enabling high volume transceiver deployments at every generation of speeds in hyperscale data centers. The 100G PAM4 DML passively integrated on the POET optical engine not only addresses current 400G solutions at mass volume but also enables future intra-data center interconnects as the industry moves to higher speeds.

“POET’s optical engines are ’photonic chiplets,’ unique to POET, which enable a scalable, elegant solution to module design that can extend the use of pluggable transceivers in data centers to 1.6T and even 3.2T.  Extending pluggables to these speeds with industry-standard form factors was previously thought to be impossible, but because of the small size and extent of integration of devices in our optical engines, data center customers will have more flexibility in network design than ever before,” said Dr. Suresh Venkatesan, Chairman & CEO of POET.  “As we continue to integrate more devices on our platform we build more value into our optical engines, increase transceiver module performance, reduce power and cost, and provide unparalleled levels of flexibility for data center customers.”

Pluggable transceiver customers will benefit from POET’s proven optical engine platform with chip-scale assembly, monolithically integrated multiplexer/demultiplexer and passive alignments for use in 400G, 800G and 1.6T FR4 modules. The optical engine solutions will simplify the transceiver design and eliminate the need for cumbersome and costly active alignments. POET expects to start sampling 800G/1.6T optical engines in the first half of 2023.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the completion of the Consolidation, Nasdaq listing, expanded investor and public relations program, success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of the Consolidation, Nasdaq listing, expanded investor and public relations program, completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, plans for and completion of projects by the Company’s joint ventures and third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure to receive regulatory approval for any of the foregoing, the failure of its products to meet performance requirements, operational risks in the completion of the Company’s anticipated projects, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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